

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 25, 2014

Via E-mail
Richard Kassar
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

      **Re: Freshpet, Inc.
            Registration Statement on Form S-1
            Filed September 12, 2014
            File No. 333-198724**

Dear Mr. Kassar:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management, page 76

1. The biographical sketch you provide for your Chief Financial Officer at page 77 includes no mention of any position he holds or has held with Go7Brands, LLC. But the sketch for Mr. Kassar which appears at page 8 of the DEF14A filed by World Fuel Services Corporation on April 11, 2014, includes the following disclosure: "Mr. Kassar has been employed as President of Freshpet Company, a pet food company, since January 2011, and is currently a principal of Go7Brands, LLC, a brand management company, where he also serves as Senior Vice-President and Chief Financial Officer." If the disclosure in the World Fuel Services Corporation is accurate with regard to his positions with

Go7Brands, LLC, please revise Mr. Kassar's sketch to include the information. Refer to Item 401(e)(1) of Regulation S-K. Also, it appears from the Go7Brands website that Go7Brands may provide services to other pet food brands such as Meow Mix, Alley Cat and Beneful. As appropriate, please provide applicable risk factor and related party disclosure under Items 503 and 404 of Regulation S-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Donald Delaney at (202) 551-3863 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                     Sincerely,

                                       /s/H. Roger Schwall

                                       H. Roger Schwall
                                       Assistant Director

cc: <u>Via E-mail</u>
        Andrew Herman
        Kirkland & Ellis LLP